UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 19, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 19, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Elandsrand gold mine
Johannesburg. Monday, 19 January 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a fall of ground accident, caused by a seismic event at its Elandsrand gold mine near Carletonville on Saturday morning, resulted in the death of a mineworker.
The incident occurred in the 95/10 W4 panel, approximately 2780m below surface.
Regrettably one person, a Rockdrill Operator, succumbed to his injuries. No other employees were seriously injured.
The workplace has been stopped until investigations have been completed.
Harmony’s Chief Executive, Graham Briggs and his management team express their sincere condolences to the family of the deceased and sympathy to those affected by the accident.
ends.
Issued by Harmony Gold
Mining Company Limited
19 January 2009 For more
details contact:
Alwyn Pretorius
Chief Operating Officer
Elandsrand
on +27 (0)82 806 0872
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Marian van der Walt
General Manager,
Investor Relations
on +27 11 411 2037 or
+27 (0)82 888 1242
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive
set of results please visit
www.harmony.co.za

JSE: NYSE: NASDAQ: ISIN No.:	HAR HMY HMY ZAE000015228